Exhibit 99.1

News Release

For Immediate Release

Contacts:

Bill Newbould	Nick Laudico/Sara Ephraim
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	sephraim@theruthgroup.com
FDA Accepts Eurand’s Response to Approvable Letter
for EUR-1008 as Complete
- Assigns PDUFA Date of Late Second Quarter 2009 —
PHILADELPHIA, Pa., Jan. 29, 2009 — Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, is pleased to announce that the U.S. Food and Drug Administration (FDA) has acknowledged the Company’s response to the June 2008 approvable letter for EUR-1008 (ZENTASE®) as a complete response. The FDA has assigned an action date under the Prescription Drug User Fee Act (PDUFA) of late second quarter 2009.
As previously disclosed, Eurand’s raw material supplier submitted its response to the FDA’s questions regarding the Drug Master File (DMF) for EUR-1008 on December 23, 2008, following Eurand’s August 2008 response to the approvable letter.
About EUR-1008 (ZENTASE®)
Eurand’s lead product candidate, EUR-1008 (ZENTASE®), is an innovatively formulated pancreatic enzyme product that is being developed for the treatment of exocrine pancreatic insufficiency, a condition associated with cystic fibrosis, chronic pancreatitis and other diseases. The product was developed in response to the 2006 FDA guidance on pancreatic enzyme products, which outlined the need to reduce the variability in enzyme levels and stability of currently marketed enzyme therapies and regulate them under NDAs. EUR-1008 is a highly stable formulation of a porcine pancreatic extract that includes eight key enzymes and a number of coenzymes and cofactors and is biologically similar to the endogenous human pancreatic secretions necessary for proper human digestion. The Company plans to market EUR-1008 in the U.S. and out-license the product outside the U.S.

About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe. For more information, visit Eurand’s website at www.eurand.com.
Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of our NDA filing for EUR-1008, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA relating to EUR-1008 or continues to delay approval; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of our NDA filing, including those relating to Eurand’s raw material supplier. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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